1998

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                                     ANNUAL

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                                     REPORT



                                                 FREIT      [GRAPHIC-PICTURE OF
                                     FIRST REAL ESTATE       CLOCK TOWER]
                                     INVESTMENT TRUST
                                        OF NEW JERSEY

TRUST PROFILE
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First Real Estate  Investment  Trust of New  Jersey,  organized  in 1961,  is an equity real estate investment trust. The focus of its activities has been to acquire real property for long-term investment.

The Trust has elected and conducts its operations in a manner intended to comply with the requirements for qualifying as a real estate investment trust pursuant to the Federal Internal Revenue Code. As a result, the Trust receives favorable tax treatment as provided under the tax code. The Trust has recorded a profit and has paid dividends to its shareholders during each year since its founding.

Hekemian & Co., Inc., a real estate management and brokerage company, has managed the Trust's real estate since its inception. The Trust offices are located at "Corporate 505," 505 Main Street, Hackensack, New Jersey.

Cover Photo
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This  two-story  Clock  Tower is the  focal  point of our  254,274  square  foot
Westridge Square Shopping Center in Frederick, Maryland.

Contents
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Message to Our Shareholders                                    1

Properties                                                     3

Balance Sheets                                                 4

Statements of Income and Undistributed Earnings                5

Statements of Cash Flows                                       6

Notes to Financial Statements                                  7

Report of Independent Public Accountants                      12

Selected Financial Data                                       13

Management's Discussion and Analysis of Financial
  Condition and Results of Operations                         13

Shares of Beneficial Interest                                 16

Corporate Information                          Inside Back Cover

Message to Our Shareholders

--------------------------------------------------------------------------------

HIGHLIGHTS THIS PAST YEAR:

o  Net Income increased 24.4% to $2.36 per share.

o  Dividends increased 11.6% to $2.12 per share.

o  Funds From Operations (FFO) increased 20.5% to $3.40 per share.

o The Trust took advantage of the favorable interest rate environment and placed long-term, fixed rate mortgages on a number of properties. This reduced reliance on the Trust's short-term, variable rate credit facility.

o  The purchase of the  Pathmark  Super Center in  Patchogue,  NY (December  22,
   1997) and the continuing lease-up at the Franklin Crossing Shopping Center, Franklin Lakes, NJ, contributed substantially to fiscal 1998 earnings.




                 [GRAPHIC-GRAPH PLOTTED TO POINTS LISTED BELOW]



                                             Net Earnings
                                        (thousands of dollars)
                                 ----------------------------------
                                 Residential *              Retail
                                 -------------              ------

               1998                 $4,108                  $4,785
               1997                 $3,708                  $3,214
               1996                 $3,481                  $3,165
               1995                 $3,379                  $3,418

                                          *includes Affiliate


OPERATING RESULTS:
Net income for the year ended October 31, 1998, increased 24.4% to $3,685,000 from $2,963,000 for the prior year. Revenues increased 23.4% to $14,432,000 from $11,698,000; with 85% of the revenue increase attributable to the retail properties at Pathmark Super Center in Patchogue, NY and the operations at the Franklin Crossing Shopping Center. The fixed rental component of revenues increased 25.3% to $12,393,000. Overall, expenses increased $2,012,000 (23%) primarily from increased financing costs of $1,133,000, increased depreciation of $331,000, and $470,000 attributable to operation costs at Patchogue and Franklin Crossing.

RESIDENTIAL PROPERTIES: The apartment communities continued to make a steady contribution to net income and FFO. Net Earnings (before financing costs) from residential properties - including the Trust's 40% owned affiliate - increased 10.8% to $4,108,000 from $3,708,000 last year. This increase resulted from higher occupancy levels and higher monthly apartment rental rates.

RETAIL PROPERTIES: Revenues from retail properties increased 41.6% to $8,330,000. As a result, net earnings (before financing costs) increased 49% to $4,782,000 from $3,209,000. Of the percentage increase, 27% was attributable to Patchogue, 20% to the Franklin Crossing Shopping Center and the balance of 3% to same properties.

FINANCING ACTIVITIES:
During fiscal 1997, the Trust recognized the declining cost trend of fixed rate, long-term mortgage financing. Accordingly, a plan was developed to replace the Trust's reliance on its short-term, variable rate financing with long-term, fixed rate financing.

During fiscal 1998, the Trust mortgaged a previously debt-free property for $11,100,000, and refinanced an existing $5,157,000 mortgage for $10,600,000. The net proceeds from these financings of approximately $16,600,000 were used to repay the outstanding balance under its line of credit, fund the construction costs at Franklin Crossing, and pay the cash portion of the Patchogue acquisition. During the first quarter of fiscal 1999, the Trust closed on a number of mortgages that yielded net cash proceeds of $12,706,000. Additionally during the first quarter, the Trust's 40% owned affiliate, Westwood Hills L.L.C., secured a new mortgage which yielded approximately $4,900,000 in surplus funds. Of these proceeds, $2 million were distributed to the Trust in accordance with its equity ownership position. As a result of these financings, the Trust's cash and cash equivalents totaled $14,942,000 at December 31, 1998. In addition to these funds, the Trust has $8,000,000 available under its Line of Credit.

FUNDS FROM OPERATIONS / DIVIDENDS:
Funds From Operations (FFO) is a standard measurement of a REIT's performance. It is an indication of a REIT's financial results and its ability to pay dividends. FFO is defined by the Trust as net income, excluding (i) deferred rents and gains and losses from property sales and (ii) real estate related depreciation and amortization. During fiscal 1998 FFO increased $900,000 (20.5%) to $5,299,000 ($3.40 per share) from $4,399,000 ($2.82 per share) during fiscal 1997.

As a result of increased earnings and FFO during fiscal 1998, the Trust increased its normal first three quarterly dividends to $.40 per share from $.35 per share. In addition, the fourth quarter dividend was raised to $.92 per share, which raised 1998 dividends to $2.12 per share from $1.90 per share last year. 1998 dividends represent 90% of Net Income and 62% of FFO compared to 100% and 67.4% respectively last year. The higher dividend pay-out, but lower pay ratios, enables the Trust to retain a higher percentage of funds generated for future asset and income growth.

34 ACT REPORTING COMPANY:
During fiscal 1998, as a result of meeting certain tests under the Federal Securities Laws, the Trust registered its shares under the Securities Exchange Act of 1934. While the 1934 Exchange Act registration will not materially change the way the Trust reports to shareholders, there will be certain changes to the reporting procedures. The month in which the Annual Meeting takes place has been changed and the financial data section has been expanded.

The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," has been included. There is a new form of proxy statement that was not previously included and requires your immediate attention.

FUTURE OUTLOOK:
During 1998 the foundation was put in place for continued long-term growth in both net earnings and FFO. We expect continued steady growth from our core properties and from the lease-up at Franklin Crossing. The Trust's financing activities strengthened our balance sheet by providing long-term capital at fixed rates. This capital will assist us as we continue to pursue new investment opportunities in the Mid-Atlantic states area.

The Board of Trustees looks forward to seeing you at the Annual Meeting scheduled for Wednesday, April 7, 1999, at 7:30 p.m. at the Trust's headquarters located at 505 Main Street, Hackensack, NJ.


                                   Sincerely,


             /s/Robert S. Hekemian                       /s/Donald W. Barney
             ---------------------                       -------------------
                Robert S. Hekemian                          Donald W. Barney
                Chairman                                    President


The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recently filed report on Form 10-K under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included elsewhere in this report.

Properties
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Portfolio of Real Estate Investments




Apartment Buildings

     BERDAN COURT APARTMENTS                    Wayne, New Jersey
     GRANDVIEW APARTMENTS                       Hasbrouck Heights, New Jersey
     HAMMEL GARDENS                             Maywood, New Jersey
     HEIGHTS MANOR APARTMENTS                   Spring Lake Heights, New Jersey
     LAKEWOOD APARTMENTS                        Lakewood, New Jersey
     PALISADES MANOR                            Palisades Park, New Jersey
     SHERIDAN APARTMENTS                        Camden, New Jersey
     STEUBEN ARMS                               River Edge, New Jersey
     WESTWOOD HILLS*                            Westwood, New Jersey




Shopping Centers/Commercial Buildings

     FRANKLIN CROSSING SHOPPING CENTER          Franklin Lakes, New Jersey
     WESTRIDGE SQUARE SHOPPING CENTER           Frederick, Maryland
     WESTWOOD PLAZA SHOPPING CENTER             Westwood, New Jersey
     SINGLE TENANT STORE                        Glen Rock, New Jersey
     PATHMARK CENTER                            Patchogue, New York




Vacant Land

     33  ACRES,  INDUSTRIAL  ZONE               South  Brunswick,  New  Jersey
     19.26  ACRES, MULTI-FAMILY ZONE            Rockaway, New Jersey
     4.27 ACRES,  OFFICE/RESIDENTIAL ZONE       Franklin Lakes, New Jersey



     *The Trust holds a 40% interest in Westwood Hills LLC, a New Jersey Limited Liability Company, which owns the 210-unit apartment community.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
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
Balance Sheets (in thousands)



-------------------------------------------------------------------------------------------------------------------
October 31,                                                                                    1998         1997
-------------------------------------------------------------------------------------------------------------------
Assets

Real estate, at cost, net of accumulated depreciation                                         $64,432      $53,737
Equipment, at cost, net of accumulated depreciation of $703,000 and $657,000                      190          184
Investment in affiliate                                                                         1,918        1,905
Cash and cash equivalents                                                                         793          228
Tenants' security accounts                                                                        752          719
Note receivable - affiliate                                                                       100           --
Sundry receivables                                                                                728          280
Prepaid expenses and other assets                                                               1,172        1,470
Deferred charges, net                                                                           1,190          710
-------------------------------------------------------------------------------------------------------------------

      Totals                                                                                  $71,275      $59,233
===================================================================================================================

Liabilities and Shareholders' Equity

Liabilities:
   Mortgages payable                                                                          $47,853      $24,429
   Note payable - bank                                                                             --       11,429
   Accounts payable and accrued expenses                                                          401          409
   Construction liabilities                                                                        --          496
   Dividends payable                                                                            1,435        1,326
   Tenants' security deposits                                                                     969          905
   Deferred revenue                                                                               255          255
-------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                        50,913       39,249
-------------------------------------------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
   Shares of beneficial interest without par value;
     1,790,000 and 1,560,000 shares authorized;
     1,559,788 shares issued and outstanding                                                   19,314       19,314
   Undistributed earnings                                                                       1,048          670
-------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                               20,362       19,984
-------------------------------------------------------------------------------------------------------------------

      Totals                                                                                  $71,275      $59,233
===================================================================================================================

See Notes to Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
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
Statements of Income and Undistributed Earnings
(in thousands except per share amounts)


-------------------------------------------------------------------------------------------------------------------
Years ended October 31,                                                         1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
Revenue
  Rental income                                                              $   12,450   $     9,982  $     9,589
  Reimbursements                                                                  1,576         1,433        1,568
  Equity in income of affiliate                                                     213           139           92
  Sundry income                                                                     193           144          168
-------------------------------------------------------------------------------------------------------------------
        Totals                                                                   14,432        11,698       11,417
-------------------------------------------------------------------------------------------------------------------

Expenses
  Operating expenses                                                              2,989         2,588        2,483
  Management fees                                                                   576           495          476
  Real estate taxes                                                               1,758         1,692        1,739
  Interest                                                                        3,762         2,629        2,750
  Depreciation                                                                    1,650         1,319        1,295
-------------------------------------------------------------------------------------------------------------------
        Totals                                                                   10,735         8,723        8,743
-------------------------------------------------------------------------------------------------------------------
Income before state income taxes                                                  3,697         2,975        2,674
Provision for state income taxes                                                     12            12           12
-------------------------------------------------------------------------------------------------------------------
Net income                                                                   $    3,685   $     2,963  $     2,662
===================================================================================================================

Basic earnings per share                                                     $     2.36   $      1.90  $      1.71
===================================================================================================================
Basic weighted average shares outstanding                                     1,559,788     1,559,788    1,559,788
===================================================================================================================

Undistributed Earnings
Balance, beginning of year                                                   $      670   $       670  $       675
Net income                                                                        3,685         2,963        2,662
Less dividends                                                                   (3,307)       (2,963)      (2,667)
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                         $    1,048   $       670  $       670
===================================================================================================================

Dividends per share                                                          $     2.12   $      1.90  $       1.71
===================================================================================================================

See Notes to Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
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
Statements of Cash Flows (in thousands)

-------------------------------------------------------------------------------------------------------------------
Years ended October 31,                                                              1998       1997        1996
-------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income                                                                      $  3,685    $ 2,963     $ 2,662
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                    1,777      1,356       1,333
    Equity in income of affiliate                                                     (213)      (139)        (92)
    Deferred revenue                                                                    --         (4)          2
    Changes in operating assets and liabilities:
      Tenants' security accounts                                                       (33)        35         (28)
      Sundry receivables, prepaid expenses and other assets                           (150)      (712)       (585)
      Accounts payable and accrued expenses                                             (8)       131         (54)
      Tenants' security deposits                                                        64         52          26
-------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                    5,122      3,682       3,264
-------------------------------------------------------------------------------------------------------------------

Investing Activities
  Capital expenditures                                                              (5,347)    (7,723)       (880)
  Distributions from affiliate                                                         200        160         140
  Loan to affiliate                                                                   (100)        --          --
-------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                       (5,247)    (7,563)       (740)
-------------------------------------------------------------------------------------------------------------------

Financing Activities
  Dividends paid                                                                    (3,198)    (2,667)     (2,792)
  Proceeds (repayments) of note payable - bank                                     (11,429)     5,767         493
  Net proceeds from mortgage refinancing                                             5,443      1,314          --
  Proceeds from mortgage borrowings                                                 11,100         --          --
  Repayment of mortgages                                                              (619)      (494)       (501)
  Deferred mortgage costs                                                             (607)        --          --
-------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                            690      3,920      (2,800)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   565         39        (276)
Cash and cash equivalents, beginning of year                                           228        189         465
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                            $    793    $   228     $   189
===================================================================================================================

Supplemental Disclosure of Cash Flow Data
  Interest paid, net of capitalized interest of $68,000 in 1998
     and $158,000 in 1997                                                         $  3,763    $ 2,589     $ 2,883
===================================================================================================================

  Income taxes paid                                                               $     12    $    12     $     8
===================================================================================================================

Supplemental schedule of noncash investing and financing activities:

     During 1998, the Trust completed its acquisition of a 64,000 square foot commercial property in Patchogue, New York for approximately $11,000,000, in part, with the proceeds of a $7,500,000 mortgage.

     Dividends declared but not paid amounted to $1,435,000, $1,326,000 and $1,029,000 in 1998, 1997 and 1996, respectively.

     Capital expenditures incurred but not paid amounted to $496,000 in 1997.

See Notes to Financial Statements.

Notes to Financial Statements


Note 1 - Organization and Significant Accounting Policies:

Organization:
     First Real Estate Investment Trust of New Jersey (the "Trust") was organized November 1, 1961 as a New Jersey Business Trust. The Trust is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

     The Trust has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, the Trust does not pay Federal Income Tax on income whenever income distributed to shareholders is equal to at least 95% of real estate investment trust taxable income. Further, the Trust pays no Federal Income Tax on capital gains distributed to shareholders.

     The Trust is subject to Federal Income Tax on undistributed taxable income and capital gains. The Trust may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year. For fiscal 1998, 1997 and 1996, the Trust made such an election.

Use of estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment in affiliate:
     The Trust's 40% investment in Westwood Hills, LLC (the "Affiliate") is accounted for using the equity method.

Cash and cash equivalents:
     The Trust maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Trust considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Depreciation:
     Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

Deferred charges:
     Deferred charges consist of mortgage costs and leasing commissions. Deferred mortgage costs are amortized on the straight-line method by annual charges to operations over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $67,000, $40,000 and $85,000 in 1998, 1997 and 1996, respectively. Deferred leasing commissions are amortized on the straight-line method over the terms of the applicable leases.

Revenue recognition:
     Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between the Trust and commercial tenants generally provide for additional rentals based on such factors as percentage of tenants' sales in excess of specified volumes, increases in real estate taxes, Consumer Price Indices and common area maintenance charges. These additional rentals are generally included in income when reported to the Trust, when billed to tenants or ratably over the appropriate period.

Advertising:
     The Trust expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $73,000, $33,000 and $49,000 in 1998, 1997 and 1996, respectively.

Earnings per share:
     The Trust has presented "basic" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 also requires the presentation of "diluted" earnings per share if the amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and war-rants, were issued during the period. For each of the three years in the period ended October 31, 1998, the Trust had no potentially dilutive common shares.

Other recent accounting pronouncements:
     The Financial Accounting Standards Board has issued certain other pronouncements as of October 31, 1998 that will become effective in subsequent periods; however, management does not believe that any of those pronouncements will effect any financial accounting measurements or disclosures the Trust will be required to make.

Reclassifications:
     Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the current presentation.
--------------------------------------------------------------------------------
Note 2 - Investment in affiliate:
     The Trust is a 40% member of the Affiliate, a limited liability company that is managed by Hekemian & Co., Inc. ("Hekemian"), a company which manages all of the Trust's properties and in which one of the trustees of the Trust is the chairman of the board. Certain other members of the Affiliate are either trustees of the Trust or their families or officers of Hekemian. The Affiliate owns a residential apartment complex located in Westwood, New Jersey.

     Summarized financial information of the Affiliate as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998 is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                               1998         1997
-------------------------------------------------------------------------------------------------------------------
                                                                                                  (In Thousands
                                                                                                   of Dollars)
Balance sheet data:
  Assets:
      Real estate and equipment, net                                                          $14,416      $14,696
      Other                                                                                       976          551
-------------------------------------------------------------------------------------------------------------------

            Total assets                                                                      $15,392      $15,247
===================================================================================================================

  Liabilities and equity:
      Liabilities:
        Mortgage payable                                                                      $10,025      $10,192
        Other                                                                                     576          295
-------------------------------------------------------------------------------------------------------------------
            Totals                                                                             10,601       10,487
-------------------------------------------------------------------------------------------------------------------
  Members' equity:
      Trust                                                                                     1,918        1,905
      Others                                                                                    2,873        2,855
-------------------------------------------------------------------------------------------------------------------
            Totals                                                                              4,791        4,760
-------------------------------------------------------------------------------------------------------------------

            Total liabilities and equity                                                      $15,392      $15,247
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                                                    1998        1997        1996
-------------------------------------------------------------------------------------------------------------------

                                                                                     (In Thousands of Dollars)
  Income statement data:
      Rental revenue                                                                $2,617     $2,497      $2,360
      Rental expenses                                                                2,086      2,149       2,130
-------------------------------------------------------------------------------------------------------------------
      Net income                                                                    $  531     $  348      $  230
===================================================================================================================

At October 31, 1998, the Trust had a $100,000 note receivable from the Affiliate that is due on demand and bears interest at 7%. Interest income was not material for the year ended October 31, 1998.

Note 3 - Real estate:
     Real estate consists of the following:

                                                      Range
                                                  of Estimated
                                                  Useful Lives                     1998                     1997
-------------------------------------------------------------------------------------------------------------------
                                                                                      (In Thousands of Dollars)
Land                                                                             $22,773                   $20,244
Unimproved land                                                                    2,305                     2,310
Apartment buildings                               7 - 40 years                    11,013                    10,711
Commercial buildings and
   shopping centers                               15 - 50 years                   39,931                    30,328
Construction in progress                                                           2,053                     2,126
-------------------------------------------------------------------------------------------------------------------
                                                                                  78,075                    65,719
Less accumulated depreciation                                                     13,643                    11,982
-------------------------------------------------------------------------------------------------------------------

            Totals                                                               $64,432                   $53,737
====================================================================================================================

--------------------------------------------------------------------------------
Note 4 - Mortgages payable:
     Mortgages payable consist of the following:

                                                                                   1998                     1997
-------------------------------------------------------------------------------------------------------------------

                                                                                      (In Thousands of Dollars)

Northern Life Insurance Cos. - Frederick, MD (A)                                 $18,876                   $19,123
Travelers Insurance - Westwood, NJ (B)                                                --                     5,181
National Realty Funding L.C. - Westwood, NJ (B)                                   10,526                        --
Summit Bank - Spring Lake, NJ (C)                                                     29                       125
Summit Bank - Patchogue, NY (D)                                                    7,410                        --
Federal Home Loan Mortgage Corporation - Wayne, NJ (E)                            11,012                        --
-------------------------------------------------------------------------------------------------------------------

            Totals                                                               $47,853                   $24,429
====================================================================================================================

(A) The mortgage is payable in monthly installments of $152,153 including interest at 8.31% through June 2007 at which time the outstanding balance is due. The mortgage is secured by a shopping center in Frederick, Maryland having a net book value of approximately $24,510,000.

(B) On January 9, 1998, the Trust repaid the existing mortgage on the Westwood, New Jersey shopping center utilizing proceeds from a new mortgage in the amount of $10,600,000 with National Realty Funding L.C. The new mortgage is payable in monthly installments of $73,248 including interest at 7.38% through February 2013 at which time the outstanding balance is due. The mortgage is secured by the shopping center in Westwood, New Jersey having a net book value of approximately $11,510,000.

(C) Payable in monthly installments of $8,555 including interest at 7.625% through March 1999. The mortgage is secured by an apartment building in Spring Lake, New Jersey having a net book value of approximately $532,000. One of the directors of the bank is a trustee of the Trust (see Note 10).

(D) Payable in monthly installments of $54,816 including interest at 7.375% through January 2005 at which time the outstanding balance is due. The mortgage is secured by a commercial building in Patchogue, New York having a net book value of approximately $10,700,000.

(E) Payable in monthly installments of $76,023 including interest at 7.29% through July 2010 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,573,000.

     Principal amounts (in thousands of dollars) due under the above obligations in each of five years subsequent to October 31, 1998 are as follows:

                     Year Ending
                     October 31,                 Amount
--------------------------------------------------------------------------------
                          1999                    $630
                          2000                     650
                          2001                     702
                          2002                     759
                          2003                     820

     Based on borrowing rates currently available to the Trust, the fair value of the mortgage debt is approximately $50,000,000 at October 31, 1998.

Note 5 - Note payable - bank:
     At October 31, 1997, note payable - bank consisted of borrowings under a revolving line of credit agreement with Summit Bank which expired on April 30, 1998, at which time the agreement was renegotiated and extended to May 31, 1999. Maximum allowable borrowings under the agreement were $12,310,000 and $20,000,000 at October 31, 1998 and 1997, respectively. The line of credit bears interest at the bank's floating base rate plus .25% or the LIBOR rate plus 175 basis points. Outstanding borrowings are secured by all of the Trust's properties except commercial property located in Frederick, Maryland, Westwood, New Jersey and Patchogue, New York, apartment buildings in Wayne, New Jersey, River Edge, New Jersey and Maywood, New Jersey and any vacant land owned by the Trust. There were no outstanding borrowings under the agreement at October 31, 1998.

     In connection with new financing discussed in Note 10, maximum borrowings under the line of credit agreement were reduced to $8,000,000 effective November 19, 1998.


--------------------------------------------------------------------------------
Note 6 - Commitments and contingencies:

Leases:

     Retail tenants:
     The Trust leases retail space having a net book value of approximately $56,791,000 at October 31, 1998 to tenants for periods of up to twenty years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rental income (in thousands of dollars) to be received from noncancelable operating leases in years subsequent to October 31, 1998 are as follows:

                             Year Ending
                             October 31,                   Amount
--------------------------------------------------------------------------------
                                  1999                   $ 6,331
                                  2000                     6,063
                                  2001                     5,904
                                  2002                     5,560
                                  2003                     5,176
                               Thereafter                 50,039
--------------------------------------------------------------------------------
                                  Total                  $79,073
================================================================================

     The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

     Minimum future rentals do not include contingent rentals which may be received under certain leases on the basis of percentage of reported tenants' sales volume or increases in Consumer Price Indices. Contingent rentals included in income for each of the three years in the period ended October 31, 1998 were not material.

     Residential tenants:
     Lease terms for residential tenants are usually one year or less.

Standby letters of credit:
     At October 31, 1998, the Trust is obligated under irrevocable standby letters of credit of approximately $60,000 in connection with certain required land improvements at the Franklin Lakes shopping center.

Environmental concerns:
     In accordance with applicable regulations, the Trust reported to the New Jersey Department of Environmental Protection that a historical discharge of hazardous material was recently discovered at the newly renovated Franklin Lakes shopping center (the "Center").

     At present, the historical discharge material appears to be isolated and management believes there will be no significant effect on the operations of the Center.

     In connection therewith, the Trust is required to investigate and monitor such discharge, the cost of which will not be material.


--------------------------------------------------------------------------------
Note 7 - Management agreement and related party transactions:
     The properties owned by the Trust are currently managed by Hekemian. The management agreement requires fees equal to a percentage of rents collected. Such fees were approximately $576,000, $495,000 and $476,000 in 1998, 1997 and 1996, respectively. In addition, Hekemian charged the Trust fees and commissions in connection with the acquisition of the commercial building in Patchogue, New York and various mortgage refinancing and lease acquisition fees. Such fees and commissions amounted to approximately $718,000 in 1998.


--------------------------------------------------------------------------------
Note 8 - Basic earnings per share:
     Basic earnings per share, based on the weighted average number of shares outstanding during each period, are comprised of ordinary income.


--------------------------------------------------------------------------------
Note 9 - Equity incentive plan:
     On September 10, 1998, the Board of Trustees approved the Trust's Equity Incentive Plan (the "Plan") whereby, subject to ratification of the Plan by the Trust's stockholders, up to 230,000 of the Trust's shares of beneficial interest may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board of Trustees approved an increase of 230,000 shares in the Trust's number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of the Trust. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board of Trustees, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The actual terms of each award will be determined by the Board of Trustees.

     In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the Trust will recognize compensation costs as a result of the issuance of restricted share and other share-based awards based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the recipient must pay to acquire the stock. Therefore, the Trust will not be required to recognize compensation expense as a result of any grants of stock options, restricted share and other share-based awards at an exercise price that is equivalent to or greater than fair value. The Trust will also make proforma disclosures, as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.


--------------------------------------------------------------------------------
Note 10- Subsequent events:
     On November 2, 1998, the Trust closed on a $5,375,000 mortgage with Larson Financial Resources, Inc. The mortgage is payable in monthly installments of $43,711 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in River Edge, New Jersey having a net book value of approximately $1,369,000.

     On November 2, 1998, the Trust also closed on a $3,900,000 mortgage with Larson Financial Resources, Inc. The mortgage is payable in monthly installments of $33,676 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Maywood, New Jersey having a net book value of approximately $949,000.

     On November 19, 1998, the Trust repaid the outstanding mortgage on the Spring Lake, New Jersey apartment building (approximately $29,000 - see
     Note 4) utilizing proceeds from a new mortgage in the amount of $3,700,000 with Larson Financial Resources, Inc. The new mortgage is payable in monthly installments of $29,863 including interest at 6.70% through December 2013 at which time the outstanding balance is due.

     Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 1998 are as follows:

                                 Year Ending
                                 October 31,                 Amount
--------------------------------------------------------------------------------
                                    1999                      $115
                                    2000                       147
                                    2001                       157
                                    2002                       168
                                    2003                       179

Report of Independent Public Accountants



   J. H. Cohn LLP                                             LAWRENCEVILLE, NJ
     75 EISENHOWER PARKWAY                                    NEW YORK, NY
     ROSELAND, NJ 07068-1697                                  ROSELAND, NJ
     (973) 228-3500                                           SAN DIEGO, CA



   To the Trustees and Shareholders
   First Real Estate Investment Trust of New Jersey

        We have audited the accompanying balance sheets of FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY as of October 31, 1998 and 1997, and the related statements of income and undistributed earnings and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Real Estate Investment Trust of New Jersey as of October 31, 1998 and 1997, and its results of operations and cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.

        Our audits referred to above included the information in Schedules IX, X and XI which present fairly, when read in conjunction with the financial statements, the information required to be set forth therein.


                                                     /s/J. H. Cohn LLP
   Roseland, New Jersey                              -----------------
   November 20, 1998                                    J. H. Cohn LLP

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
--------------------------------------------------------------------------------

Selected Financial Data (1)
(in thousands except per share amounts)

-----------------------------------------------------------------------------------------------------------------------
Years ended October 31,                                1998          1997         1996          1995            1994
-----------------------------------------------------------------------------------------------------------------------
Equity in Income of Affiliate                        $   213       $   139       $    92       $    81        $    51
Total Revenues                                        14,432        11,698        11,417        11,124         10,335
Total Expenses                                        10,747         8,735         8,755         8,338          7,952
Net Income                                             3,685         2,963         2,662         2,786          2,383
Net Income Per Share                                    2.36          1.90          1.71          1.79           1.53


Total Assets                                          71,275        59,233        51,674        51,838         52,398
Long-Term Mortgage Debt                               47,853        24,429        23,609        24,110         24,564
Shareholders' Equity                                  20,362        19,984        19,984        19,989         21,148
Dividends Paid Per Share                                2.12          1.90          1.71          2.53           1.62
Weighted Average Number
  of Shares Outstanding                                1,559         1,559         1,559         1,559          1,559
=======================================================================================================================

(1) Westwood Hills L.L.C. is accounted for using the equity method of accounting. Fiscal years ended October 31, 1996, 1995 and 1994 have been restated to reflect this accounting method.

Management's Discussion and Analysis of Financial
Condition and Results of Operations
--------------------------------------------------------------------------------

Overview

     The Trust is an equity REIT which owns a portfolio of residential apartment and retail properties. The Trust's revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements derived from its income producing retail properties. The Trust also receives income from its 40% owned affiliate, Westwood Hills, which owns a residential apartment property. The Trust's policy has been to acquire real property for long-term investment.
     During the period covering fiscal 1996 through the first quarter of fiscal 1999, the events which had the most significant impact on the Trust's operations were (i) the closing and demolition of the old Franklin Lakes Shopping Center in December 1996 and the completion of construction of the new and expanded
(approximately 87,000 square feet) Franklin Crossing Shopping Center in the fourth quarter of fiscal 1997; (ii) the acquisition in December 1997 of the Patchogue, New York single tenant retail property which has a large Pathmark supermarket super store (63,900 square feet) as its tenant; and (iii) the series of mortgage financings which the Trust closed during fiscal 1998 and the first quarter of fiscal 1999.

     The following discussion should be read in conjunction with the Trust's financial statements and related notes included elsewhere in this Annual Report. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Trust believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this Annual Report, that could cause actual results to differ materially from those projected.

Results of Operations
Fiscal Years ended October 31, 1998 and October 31, 1997

Revenues
     For the fiscal year ended October 31, 1998, total revenue increased $2,734,000(23.4%) from $11,698,000 in fiscal 1997 to $14,432,000. $2,313,000 of the increase in revenues is due, primarily, to the December 1997 acquisition of the property in Patchogue, New York and the reopening of the new and expanded Franklin Crossing Shopping Center in the fourth quarter of fiscal 1997. Grand Union, which leases approximately 47% of the available leasable space and operates a supermarket at Franklin Crossing, commenced paying rent in October 1997. At October 31, 1998, Franklin Crossing was 60% occupied and 65% leased. The balance of the revenue increase is attributable to increased revenues at the Trust's other properties and its 40% equity in the earnings of Westwood Hills.

Expenses
     For the year ended October 31, 1998, total expenses increased $2,012,000 (23.0%) from $8,735,000 in fiscal 1997 to $10,747,000 in fiscal 1998. $1,133,000 of this increase is attributable to an increase in financing costs (including a one-time debt retirement charge of $130,000) resulting from the Trust's increased debt level. Real estate operating expenses increased $528,000 (11.7%) from $4,498,000 in fiscal 1997 to $5,026,000 in fiscal 1998, primarily due to $470,000 attributable to the operations at Patchogue and Franklin Crossing. Depreciation increased $331,000 (25.1%) from $1,319,000 in fiscal 1997 to $1,650,000 in fiscal 1998 primarily due to additional depreciation taken on the Patchogue and Franklin Crossing properties. In fiscal 1999, the Trust expects its rental revenues to continue to grow at a faster rate than its expenses. Under the terms of their leases, retail tenants reimburse the Trust for the majority of the operating expenses and real estate taxes incurred at the retail properties. Varying occupancy rates affect the amount of reimbursements received by the Trust. For the past three fiscal years, average occupancy at the retail properties has been 98.5%.

Net Income and Funds from Operations
     For the fiscal year ended October 31, 1998, the Trust's net income increased $722,000 (24.4%) from $2,963,000 in fiscal 1997 to $3,685,000.
Earnings per share increased from $1.90 per share in fiscal 1997 to $2.36 per share in fiscal 1998. Earnings at operating properties increased $1,801,000 (31.5%) to $7,538,000 from $5,733,000 for the prior year. Earnings at same properties increased 5.9% as a result of high, stable occupancy levels, and revenue increases (3.7%) outpacing expense increases (1.4%). Earnings from the Trust's new retail property in Patchogue, New York and the reopened Franklin Crossing Shopping Center accounted for the majority of the earnings increases. Funds from Operations (FFO) increased $900,000 (20.5%) from $4,399,000 ($2.82 per share) in fiscal 1997 to $5,299,000 ($3.40 per share) in fiscal 1998.
     The Trust believes that in fiscal 1999 the continued economic strength in the employment markets in which its properties are located, should allow the Trust to realize its current occupancy rates for its apartment properties with a sound support base for its retail properties. The Trust expects that continued increasing occupancy at Franklin Crossing should generate increased earnings and FFO in fiscal 1999.
     FFO is a standard measurement of a REIT's performance. It is an indication of a REIT's financial results and its ability to pay dividends. FFO is defined by the Trust as net income, excluding (i) deferred rents and gains and losses from property sales and (ii) real estate related depreciation and amortization. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles (GAAP), and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of the Trust, and therefore the Trust's FFO and the FFO of other REITs may not be directly comparable. As an example, the definition of FFO adopted by the National Association of Real Estate Investment Trusts (NAREIT) encourages including the "straight-lining" of rents. The Trust does not incorporate straight-line rents in determining FFO, which results in lesser amounts of FFO reported by the Trust than if it used the method of calculation adopted by NAREIT.

Fiscal Years ended October 31, 1997 and October 31, 1996

Revenues
     The Trust's total revenue increased $281,000 (2.5%) from $11,417,000 in fiscal 1996 to $11,698,000 in fiscal 1997. The Trust's shopping center in Franklin Lakes, New Jersey was closed and demolished in December 1996. As a practical matter, the shopping center was really closed for the last quarter of fiscal 1996, as the Trust did not renew leases as they expired. Construction on the new and expanded Franklin Crossing was not completed until August 1997 and did not reopen until the end of fiscal 1997. Rental income would have been greater in fiscal 1996 and fiscal 1997 if the Franklin Lakes Shopping Center had not been closed. However, the Trust expects that the new and expanded Franklin Crossing Shopping Center will provide a more significant contribution to the Trust's revenues and income than was provided by the previous shopping center.

Expenses
     For the fiscal year ended October 31, 1997, the Trust's total expenses decreased by $20,000 from $8,743,000 in fiscal 1996 to $8,723,000. The decrease in expenses in fiscal 1997 was mainly a result of certain increased costs in fiscal 1996 incurred during the harsh winter of 1996 such as snow removal costs and utility costs that were not incurred during fiscal 1997. Property taxes are a major component of operating expenses. The Trust continues to vigorously appeal real estate assessments where appropriate in an effort to assure that its properties are fairly assessed for real estate tax purposes.

     During the demolition and the construction of the new Franklin Crossing Shopping Center, various costs were incurred by the Trust. In accordance with GAAP, the costs relating to construction were capitalized during the period of construction. The effect of capitalizing construction costs is that while the Trust is experiencing cash outflows with respect to such costs, there is an immaterial effect on the Trust's fiscal 1997 Statement of Income and Undistributed Earnings with respect to such capitalized costs.

Net Income and Funds from Operations
     For the fiscal year ended October 31, 1997, the Trust's net income increased $301,000 (11.3%) from $2,662,000 in fiscal 1996 to $2,963,000.
Earnings per share for fiscal 1997 were $1.90 as compared to $1.71 for fiscal 1996. FFO increased $231,000 (5.5%) in fiscal 1997 from $4,158,000 ($2.67 per share) in fiscal 1996 to $4,399,000 ($2.82 per share). Earnings at operating properties increased 4.3%.

Liquidity and Capital Resources
     At October 31, 1998, the Trust's cash and cash equivalents totaled $793,000 as compared to $228,000 at October 31, 1997. At December 31, 1998, cash and cash equivalents totaled $14,942,000. Net cash inflows from the Trust's operations amounted to $5.1 million in fiscal 1998 as compared to $3.7 million in fiscal 1997 and $3.3 million in fiscal 1996. In fiscal 1997, the Trust recognized the declining cost trend of fixed rate, long-term financing, and developed a plan to replace its reliance on its short-term, variable rate financing with long-term, fixed rate financing.

     During fiscal 1998, the Trust mortgaged a previously debt-free property for $11,100,000, and refinanced an existing $5,157,000 mortgage for $10,600,000. The net proceeds from these financings of approximately $16,065,000 were used to repay the then outstanding balance under the Summit Bank line of credit, fund construction costs at Franklin Crossing, and pay the cash portion of the Patchogue acquisition. In the first quarter of fiscal 1999, the Trust closed on a series of mortgage financings which yielded net cash proceeds of $12,706,000 to the Trust. In addition, the Trust's 40% owned affiliate, Westwood Hills, also completed a mortgage financing in the first quarter of fiscal 1999 which yielded approximately $4,900,000 in net cash proceeds. Approximately $2 million of these proceeds were distributed to the Trust in accordance with its equity ownership.

     As a result of the various mortgage financings, and reflecting the reduced collateral available, the Trust's line of credit from Summit Bank was reduced from $20 million at October 31, 1997, to $12.3 million at October 31, 1998, and to $8 million at November 30, 1998. The Trust may use this line of credit to finance the acquisition or development of additional properties and for general business purposes. At October 31, 1998 and December 31, 1998, there were no outstanding borrowings under the line of credit as compared to $11.4 million which was outstanding at October 31, 1997.

     At October 31, 1998, the Trust's aggregate outstanding mortgage debt was approximately $47.9 million as compared to approximately $24.4 million at October 31, 1997 and approximately $34 million at October 31, 1996. At December 31, 1998, the Trust's aggregate outstanding mortgage debt was $60.69 million. Cash flow from operations has been sufficient to meet all operational needs of the Trust. The Trust anticipates that the cash flow from operations will be more than sufficient to meet the Trust's increased mortgage obligations. However, to the extent the proceeds from the various financings cannot be redeployed to earn more than the stated interest costs, there will be a negative impact on earnings and cash flow available to pay dividends.

     The Trust continues to make capital improvements to, primarily, its apartment properties when it deems such improvements to be necessary or appropriate. The short-term impact of such capital outlays will be to depress the Trust's current cash flow. The Trust is now experiencing the benefits of these expenditures by preserving the physical integrity of its properties and securing increased rentals. Other than the apartment rehabilitation program described above, the Trust has made no commitments and has no understandings for any material capital expenditures during fiscal 1999 other than in the ordinary course of business.

REIT Distributions to Shareholders
     Since its inception in 1961, the Trust has elected to be treated as a REIT for Federal Income Tax purposes. In order to qualify as a REIT, the Trust must satisfy a number of highly technical and complex operational requirements including, that it must distribute to its shareholders at least 95% of its REIT taxable income. The Trust anticipates making distributions to shareholders from operating cash flows, which are expected to increase from future growth in rental revenues. Although cash used to make distributions reduces amounts available for capital investment, the Trust generally intends to distribute not less than 95% of net income in order to satisfy the applicable REIT requirement as set forth in the Internal Revenue Code.

     Cash dividends are paid to shareholders on a quarterly basis. Dividends per share were $2.12, $1.90 and $1.71 in the fiscal years ended October 31, 1998, 1997 and 1996, respectively. Total dividends paid to shareholders during these three fiscal years were $3,306,750, $2,963,597 and $2,667,237, respectively, representing 104.3%, 105.4% and 99.3% of the Trust's REIT taxable income of $3,171,000, $2,813,762, and $2,686,000, respectively, for each such fis-
cal year. Although the Trust receives most of its rental payments on a monthly basis, it has and intends to continue to make regular quarterly dividend payment distributions. The funds accumulated for dividend distributions may be invested by the Trust in short-term marketable instruments.

Inflation
     The Trust anticipates that the U.S. Mid-Atlantic states will continue to experience moderate growth with limited inflation. Any sustained inflation may, however, negatively impact the Trust in at least two areas: (i) the interest costs of any new mortgage financing or the use of the Summit Bank line of credit may be higher than rates currently in effect; and (ii) higher real estate operating costs, especially in those areas where such costs are not chargeable to commercial tenants.

Year 2000 Issue
     The Trust and Hekemian & Co., Inc., which manages the Trust's developed properties and provides other services to the Trust, have undertaken a comprehensive assessment of the Trust's business exposure relative to the Y2K issue. While the Trust does not own or use any computer systems, the business managed by Hekemian & Co., Inc., is dependent on computer hardware, software, systems and processes. Hekemian & Co., Inc., has advised the Trust that all of its major Non-IT systems are Y2K compliant and that it expects that all major IT systems will be compliant before the end of 1999. The Trust expects that any costs incurred by it to assess the Y2K issue and to remediate any Y2K problems will not have a significant adverse effect on the Trust's operating results or financial condition. Hekemian & Co., Inc., has also contacted the Trust's tenants and all other critical external entities to determine their exposure to the Y2K issue and how and if such exposure may impact the Trust's business. To date, no party responding to this inquiry has indicated that it expects its business operations to be significantly affected by the Y2K issue. At this time, the Trust does not expect that the Y2K issue will have a materially adverse effect on its properties, business, operating results, or financial condition.

Quantitative and Qualitative Disclosures About Market Risk
     As a result of the Trust having replaced short-term, variable rate financing with long-term fixed rate financing during fiscal 1998 and the first quarter of fiscal 1999, the Trust believes that its exposure to market risk relating to interest rate risk is not material. The Trust's only variable rate financing is the Summit Bank line of credit under which there was no outstanding balance as of December 31, 1998. The Trust believes that its business operations are not exposed to market risk relating to foreign currency exchange risk, commodity price risk or equity price risk.

Shares of Beneficial Interest
--------------------------------------------------------------------------------

     The Shares are traded in the over-the-counter market through the use of the OTCBulletin Board(R) Service (the "OTCBulletin Board") provided by NASD, Inc. The Trust's symbol is FREVS. The Trust does not believe that an active public trading market exists for the Shares, since historically only a small volume of the shares are traded on a sporadic basis. The following table sets forth the high and low bid quotations on the OTCBulletin Board, as provided by Janney Montgomery Scott, Inc., members of the New York StockExchange and other national securities exchanges. As of January 15, 1999, there were 429 holders of record of the Shares.

                                                                                                         Dividends
                                                            High                    Low                  Per Share
-------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended October 31, 1998
First Quarter                                               $ 25 1/2                $ 25                    $ 0.40
Second Quarter                                              $ 26                    $ 25 1/2                $ 0.40
Third Quarter                                               $ 28                    $ 26                    $ 0.40
Fourth Quarter                                              $ 30                    $ 27                    $ 0.92
Fiscal Year Ended October 31, 1997
First Quarter                                               $ 21 7/8                $ 21 1/2                $ 0.35
Second Quarter                                              $ 22 3/4                $ 22 1/4                $ 0.35
Third Quarter                                               $ 24 1/2                $ 24                    $ 0.35
Fourth Quarter                                              $ 25 1/8                $ 25 1/8                $ 0.85

     The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, mark-downs or commission and may not necessarily represent actual transactions.

Corporate Information
--------------------------------------------------------------------------------


Trustees

ROBERT S. HEKEMIAN
Chairman and Chief Executive Officer,
Hekemian & Co., Inc.

DONALD W. BARNEY
Consultant and Investor

JOHN B. VOSKIAN, M.D.
Physician

HERBERT C. KLEIN, Esq.
Partner,
Nowell, Amoroso, Klein, Bierman, P.A.

NICHOLAS A. LAGANELLA
President,
P.T. & L. Construction Co.

CHARLES J. DODGE
Chief Executive Officer and President,
David Cronheim Mortgage Corp.

RONALD J. ARTINIAN
Private Investor

ALAN L. AUFZIEN
Chairman, Norall Organisation


Officers

Robert S. Hekemian
Chairman of the Board

Donald W. Barney
President

John B. Voskian, M.D.
Secretary

William R. DeLorenzo, Jr.
Executive Secretary and Treasurer

General Information

Corporate Headquarters
505 Main Street, P.O. Box 667
Hackensack, New Jersey 07602
(201) 488-6400

Market Maker
Janney Montgomery Scott, Inc.
Hackensack, New Jersey

Managing Agent
Hekemian & Co., Inc.
Hackensack, New Jersey

Auditors
J. H. Cohn LLP
Roseland, New Jersey

Transfer Agent
Registrar and Transfer Company
Cranford, New Jersey

Annual Meeting
The Annual Meeting of Shareholders is
scheduled for Wednesday, April 7, 1999,
at 7:30 p.m. to be held at the offices of First Real Estate Investment Trust of
New Jersey, 505 Main Street,
Hackensack, New Jersey

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request.

FIRST REAL ESTATE    [GRAPHIC-PICTURE OF
INVESTMENT TRUST      CLOCK TOWER]
OF NEW JERSEY